UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  SCHEDULE 13D


                   Under the Securities Exchange Act of 1934*

                               ARCHON CORPORATION
     ---------------------------------------------------------------------
                                (Name of Issuer)

                     Exchangeable Redeemable Preferred Stock
     ---------------------------------------------------------------------
                         (Title of Class of Securities)

                                   03957P 20 0
     ---------------------------------------------------------------------
                                 (CUSIP Number)

                      D. E. Shaw Laminar Portfolios, L.L.C.
                           Attn: Compliance Department
                           120 West Forty-Fifth Street
                               Floor 39, Tower 45
                               New York, NY 10036
                                  212-478-0000

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                   Copies to:

                             Steven J. Gartner, Esq.
                          Willkie Farr & Gallagher LLP
                               787 Seventh Avenue
                             New York, NY 10019-6099
                                 (212) 728-8000

                                 August 21, 2007
     ---------------------------------------------------------------------
                          (Date of Event which Requires
                            Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: [X]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

--------------------------------------------------------------------------------
CUSIP No.      03957P 20 0
----------- --------------------------------------------------------------------
    1       NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION

            D. E. Shaw Laminar Portfolios, L.L.C.
            FEIN 01-0577802
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
            (See Instructions)                                        (a) [ ]
                                                                      (b) [X]
----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS (See Instructions)

            WC
----------- --------------------------------------------------------------------
    5       CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT
            TO ITEMS 2(d) or 2(e)                                         [ ]

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                0
                      --------- ------------------------------------------------
NUMBER OF                8      SHARED VOTING POWER
SHARES
BENEFICIALLY                    707,550
OWNED BY EACH         --------- ------------------------------------------------
REPORTING                9      SOLE DISPOSITIVE POWER
PERSON WITH
                                0
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                707,550
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            707,550
----------- --------------------------------------------------------------------
    12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES (See Instructions)                                     [ ]

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            16.0%
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON (See Instructions)

            OO
----------- --------------------------------------------------------------------

                                  SCHEDULE 13D

--------------------------------------------------------------------------------
CUSIP No.      03957P 20 0
----------- --------------------------------------------------------------------
    1       NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION

            D. E. Shaw & Co., L.L.C.
            FEIN 13-3799946
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
            (See Instructions)                                        (a) [ ]
                                                                      (b) [ ]
----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS (See Instructions)

            AF
----------- --------------------------------------------------------------------
    5       CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT
            TO ITEMS 2(d) or 2(e)                                         [ ]

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                0
                      --------- ------------------------------------------------
NUMBER OF                8      SHARED VOTING POWER
SHARES
BENEFICIALLY                    707,550
OWNED BY EACH         --------- ------------------------------------------------
REPORTING                9      SOLE DISPOSITIVE POWER
PERSON WITH
                                0
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                707,550
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            707,550
----------- --------------------------------------------------------------------
    12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES (See Instructions)                                     [ ]

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            16.0%
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON (See Instructions)

            OO
----------- --------------------------------------------------------------------

                                  SCHEDULE 13D

--------------------------------------------------------------------------------
CUSIP No.      03957P 20 0
----------- --------------------------------------------------------------------
    1       NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION

            D. E. Shaw & Co., L.P.
            FEIN 13-3695715
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
            (See Instructions)                                        (a) [ ]
                                                                      (b) [ ]
----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS (See Instructions)

            AF
----------- --------------------------------------------------------------------
    5       CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT
            TO ITEMS 2(d) or 2(e)                                         [ ]

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                0
                      --------- ------------------------------------------------
NUMBER OF                8      SHARED VOTING POWER
SHARES
BENEFICIALLY                    707,550
OWNED BY EACH         --------- ------------------------------------------------
REPORTING                9      SOLE DISPOSITIVE POWER
PERSON WITH
                                0
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                707,550
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            707,550
----------- --------------------------------------------------------------------
    12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES (See Instructions)                                     [ ]

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            16.0%
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON (See Instructions)

            IA, PN
----------- --------------------------------------------------------------------

                                  SCHEDULE 13D

--------------------------------------------------------------------------------
CUSIP No.      03957P 20 0
----------- --------------------------------------------------------------------
    1       NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION

            David E. Shaw
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
            (See Instructions)                                        (a) [ ]
                                                                      (b) [ ]
----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS (See Instructions)

            AF
----------- --------------------------------------------------------------------
    5       CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT
            TO ITEMS 2(d) or 2(e)                                         [ ]

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            United States
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                0
                      --------- ------------------------------------------------
NUMBER OF                8      SHARED VOTING POWER
SHARES
BENEFICIALLY                    707,550
OWNED BY EACH         --------- ------------------------------------------------
REPORTING                9      SOLE DISPOSITIVE POWER
PERSON WITH
                                0
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                707,550
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            707,550
----------- --------------------------------------------------------------------
    12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES (See Instructions)                                     [ ]

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            16.0%
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON (See Instructions)

            IN
----------- --------------------------------------------------------------------

Item 1.        Security and Issuer.

     This statement on Schedule 13D relates to the Exchangeable Redeemable Preferred Stock ("Preferred Stock") and the common stock ("Common Stock"), of Archon Corporation, a Nevada corporation (the "Issuer"), and is being filed pursuant to Rule 13d-1 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The principal executive offices of the Issuer are located at 4336 Losee Road, Suite 5, North Las Vegas, NV 89030.

     Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that any Reporting Person or any of its affiliates is the beneficial owner of any equity securities for purposes of
Section 13(d) of the Exchange Act or for any other purpose or that any Reporting Person has an obligation to file this Schedule 13D.

Item 2.        Identity and Background.

     (a), (f) This statement is filed on behalf of D. E. Shaw Laminar Portfolios, L.L.C., a Delaware limited liability company ("Laminar"), D. E. Shaw & Co., L.L.C., a Delaware limited liability company ("DESCO LLC"), D. E. Shaw & Co., L.P., a Delaware limited partnership ("DESCO LP"), and David E. Shaw, a citizen of the United States of America (David E. Shaw, together with Laminar, DESCO LLC, and DESCO LP, collectively, the "Reporting Persons"). The Reporting Persons are filing jointly and the agreement among the Reporting Persons to file jointly is attached hereto as Exhibit 1 and incorporated herein by reference.

     (b) The business address and principal office, as applicable, of all Reporting Persons is 120 West Forty-Fifth Street, Floor 39, Tower 45, New York, NY 10036.

     (c) The principal business of Laminar is that of a limited liability company focusing primarily on credit-opportunity related investment strategies. Laminar has no executive officers or directors. The principal business of DESCO LLC is to act as managing member to certain funds, including without limitation Laminar. The principal business of DESCO LP is to act as an investment adviser to certain funds, including without limitation Laminar. D. E. Shaw & Co., Inc. ("DESCO Inc."), a Delaware corporation, is the general partner of DESCO LP. D.
E. Shaw & Co. II, Inc. ("DESCO II, Inc."), a Delaware corporation, is the managing member of DESCO LLC. David E. Shaw is the president and sole shareholder of DESCO Inc. and DESCO II, Inc.

     (d), (e) During the last five years, neither any Reporting Person nor, to the best knowledge of any Reporting Person, any person named in Item 2, has been
(i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.


Item 3.        Source and Amount of Funds or Other Consideration.

     In acquiring 707,550 shares of Preferred Stock since November 23, 2004, Laminar invested approximately $2,811,978 (excluding commissions) of its working capital.

     In acquiring 300,000 shares of Common Stock since November 23, 2004, Laminar invested approximately $5,602,605 (excluding commissions) of its working capital.

Item 4.        Purpose of Transaction.

     Laminar has had and may continue to have discussions with the Issuer and other investors concerning the Issuer. Subject in each case to applicable law, Laminar intends to continue to review its investment in the Preferred Stock and Common Stock from time to time. Depending upon certain factors, including without limitation the financial performance of the Issuer, the availability and price of the Preferred Stock and Common Stock, or other securities related to the Issuer, and other general market and investment conditions, Laminar may at any time and from time to time (as permitted by applicable law) acquire through open market purchases or otherwise additional shares of the Issuer's Preferred Stock and Common Stock, sell through the open market or otherwise, or otherwise engage or participate in a transaction or series of transactions with the purpose or effect of influencing control of the Issuer. There can be no assurance, however, that Laminar or any other Reporting Persons will take any such action.

     On August 21, 2007, Laminar agreed with LC Capital Master Fund, Ltd., LC Capital/Capital Z SPV, LP, Magten Asset Management Corp., Mercury Real Estate Securities Fund, LP, Mercury Real Estate Securities Offshore Fund Limited, Black Horse Capital LP, Black Horse Capital (QP) LP, Black Horse Capital Offshore Ltd., and Plainfield Special Situations Master Fund Limited (together, with Laminar, the "Plaintiffs") (each of which, as of the date hereof, is a holder of shares of Preferred Stock) to retain legal counsel in order to challenge the Issuer's proposed redemption of all of the outstanding shares of the Preferred Stock as of the close of business on August 31, 2007 at a redemption price of $5.241 per share, such proposed redemption more fully described in the Issuer's Notice of Redemption and related Letter of Transmittal, dated

July 31, 2007 (the "Redemption Notice"), filed as an exhibit to the Issuer's Current Report on 8-K filed with the Securities and Exchange Commission (the "SEC") on July 31, 2007 (the "Issuer 8-K"). Following August 21, 2007, the Plaintiffs engaged legal counsel.

     On August 27, 2007, the Plaintiffs filed an action in the United States District Court for the District of Nevada (the "Court") against the Issuer (the "Complaint") (a) seeking a finding by the Court that the Issuer has breached its obligations under the Issuer's Certificate of Designation of the Preferred Stock, dated September 30, 1993 (the "Certificate"), attached as an exhibit to the Issuer 8-K and awarding the Plaintiffs full compensation of any and all available damages suffered by the Plaintiffs as a result of the Issuer's breach of the Certificate; (b) seeking a finding by the Court that the Issuer's issuance of the Redemption Notice with the improper redemption price is anticipatory breach of a material term of the Certificate and awarding the Plaintiffs full compensation of any and all available damages suffered as a result of the Issuer's anticipatory breach of the Certificate; (c) seeking a finding by the Court that if the Issuer elects to redeem the Preferred Stock, the dividends be properly calculated and compounded per the terms of the Certificate in an amount no less than $7,235,351 up through and including the date of final judgment; (d) seeking an order from the Court calling for the Issuer to reimburse the Plaintiffs' attorneys' fees, expenses and costs incurred in enforcing the Plaintiffs rights; and (e) seeking such other and further relief as the Court may deem appropriate.

     The foregoing summary of the Complaint does not purport to be complete and is qualified in its entirety by reference to the Complaint attached hereto as
Exhibit 2 and incorporated by reference in its entirety into this Item 4.

Item 5.        Interest in Securities of the Issuer.

     (a) As of the date hereof, Laminar owns 707,550 shares of Preferred Stock, representing 16.0% of the Preferred Stock outstanding and deemed to be outstanding based upon the Issuer's Definitive Proxy Statement filed with the SEC on June 1, 2007. As a result of the matters described in Item 4 above, Laminar may be deemed to constitute a "group", within the meaning of Section 13(d)(3) of the Exchange Act, with LC Capital Master Fund, Ltd., LC Capital/Capital Z SPV, LP, Magten Asset Management Corp., Mercury Real Estate Securities Fund, LP, Mercury Real Estate Securities Offshore Fund Limited, Black Horse Capital LP, Black Horse Capital (QP) LP, Black Horse Capital Offshore Ltd., and Plainfield Special Situations Master Fund Limited and certain of their affiliates (the "Non-Laminar Plaintiffs"). As a result, the Reporting Persons may be deemed to beneficially own any shares of Preferred Stock that are beneficially owned by the Non-Laminar Plaintiffs as described in reports filed, or that may be filed, by such Non-Laminar Plaintiffs with the SEC.

     As of the date hereof, Laminar owns 300,000 shares of Common Stock, representing 4.8% of the Common Stock outstanding and deemed to be outstanding based upon the Issuer's Quarterly Report on Form 10-Q filed with the SEC on August 20, 2007.

     Each of the Reporting Persons hereby disclaims beneficial ownership of any shares of Preferred Stock that may be beneficially owned by the Non-Laminar Plaintiffs and their respective affiliates. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that any Reporting Person or any of its affiliates has an obligation to file this
Schedule 13D or is a member of a "group" within the meaning of Section 13(d)(3) of the Exchange Act.

     (b) Laminar will have the power to vote or to direct the vote of (and the power to dispose or direct the disposition of) 300,000 shares of Common Stock owned by the Reporting Persons as of the date hereof and, to the extent permitted by the terms of the Preferred Stock, Laminar will have the power to vote or to direct the vote of (and the power to dispose or direct the disposition of) 707,550 shares of Preferred Stock owned by the Reporting Persons as of the date hereof.

     DESCO LLC as Laminar's managing member and DESCO LP as Laminar's investment adviser also may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the Preferred Stock and Common Stock. As managing member of DESCO LLC, DESCO II, Inc. may be deemed to have the shared power to vote or to direct the vote (and the shared power to dispose or direct the disposition of) of the Preferred Stock and Common Stock. As general partner of DESCO LP, DESCO Inc. may be deemed to have the shared power to vote or to direct the vote of (and the shared the power to dispose or direct the disposition of) the Preferred Stock and Common Stock. None of DESCO LLC, DESCO LP, DESCO Inc., or DESCO II, Inc. owns any shares of the Issuer directly and each such entity disclaims beneficial ownership of the Preferred Stock and Common Stock.

     David E. Shaw does not own any shares of the Issuer directly. By virtue of David E. Shaw's position as president and sole shareholder of DESCO II, Inc., which is the managing member of DESCO LLC, and by virtue of David E. Shaw's position as president and sole shareholder of DESCO Inc., which is the general partner of DESCO LP, David E. Shaw may be deemed to have the shared power to vote or direct the vote of, and the shared power to dispose or direct the disposition of, the Preferred Stock and

Common Stock, and therefore, David E. Shaw may be deemed to be the beneficial owner of such shares. David E. Shaw disclaims beneficial ownership of the Preferred Stock and Common Stock.

     As of the date hereof, neither any Reporting Person, nor to the best knowledge of any Reporting Person, any of the persons set forth in Item 2, owns any shares of Preferred Stock and Common Stock other than the shares owned by Laminar.

     (c) Not applicable.

     (d) No person other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Preferred Stock and Common Stock owned by Laminar.

     (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to the Securities of the Issuer.

     Except for the matters described herein, including Item 4, neither the Reporting Persons nor, to the best knowledge of any Reporting Person, any of the persons listed in Item 2 has any contract, arrangement, understanding or relationship with any person with respect to any securities of the Issuer.

Item 7.        Material to be Filed as Exhibits

     1. Joint Filing Agreement, by and among the Reporting Persons, dated August 28, 2007

     2.   Complaint filed with the United States District Court, District of
          Nevada

                                    SIGNATURE
                                    ---------

          After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete, and correct.

Dated:  August 28, 2007

                                        D. E. Shaw Laminar Portfolios, L.L.C.

                                        By: D. E. Shaw & Co., L.L.C., as
                                        managing member

                                           By: /s/ Julius Gaudio
                                              ----------------------------------

                                              Managing Director



                                        D. E. Shaw & Co., L.L.C.

                                        By: /s/ Julius Gaudio
                                           -------------------------------------

                                           Managing Director


                                        D. E. Shaw & Co., L.P.

                                        By: /s/ Julius Gaudio
                                           -------------------------------------

                                           Managing Director


                                        David E. Shaw

                                        By: /s/ Julius Gaudio*
                                           -------------------------------------

                                           Attorney-in-Fact for David E. Shaw*


* Power of Attorney given by David E. Shaw was previously filed with the SEC on June 26, 2007 as an exhibit to a Schedule 13D/A filed by the Reporting Persons with respect to the Issuer.